Exhibit 99.3

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting
Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005
(In millions of Canadian dollars, unless otherwise noted)

The unaudited interim Consolidated earnings and Consolidated balance sheets have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the unaudited interim Consolidated earnings and the Consolidated balance sheets. The unaudited interim Consolidated earnings and Consolidated balance sheets should be read in conjunction with Domtar’s annual consolidated financial statements. These unaudited interim Consolidated earnings and Consolidated balance sheets follow the same accounting policies as the most recent annual consolidated financial statements.

The unaudited interim Consolidated earnings and Consolidated balance sheets are expressed in Canadian dollars and, solely for the convenience of the reader, the unaudited interim Consolidated earnings and Consolidated balance sheet for the six months ended June 30, 2005, and the tables of certain related notes have been translated into U.S. dollars at the June 2005 month-end rate of CAN$1.00 = US$0.8159. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

(a)   Net Earnings Adjustments

The following table provides a reconciliation of the net earnings (loss) from Canadian GAAP to U.S. GAAP:

	Six months ended June 30
	2005	2005	2004
	Unaudited	Unaudited	Unaudited
	US$	$	$
Net earnings (loss) in accordance with Canadian GAAP	10	12	(45)
Adjustments with respect to the following items:
Pension plans cost (1)	(2)	(2)	(1)
Other employee future benefit plans cost (2)	1	1	—
Revenue stream hedge (3)	—	—	(7)
Foreign currency hedging contracts (4)	2	2	(15)
Commodity hedging contracts (5)	(2)	(3)	5
Interest rate swap contracts (6)	(5)	(6)	(7)
Amortization of deferred gain (7)	(2)	(2)	(2)
Acquisition of E.B. Eddy (8)	(3)	(3)	(3)
Formation of Norampac (9)	(1)	(1)	(1)
Losses (gains) from discontinued operations (10)	(1)	(1)	—
Tax effect of the above adjustments	5	6	7

Earnings (loss) from continuing operations in accordance with U.S. GAAP	2	3	(69)
Losses (gains) from discontinued operations net of income taxes (10)	1	1	—

Net earnings (loss) in accordance with U.S. GAAP	3	4	(69)
Dividend requirements of preferred shares	1	1	1

Net earnings (loss) applicable to common shares in accordance with U.S. GAAP	2	3	(70)

Earnings (loss) from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	0.01	0.01	(0.31)
Diluted	0.01	0.01	(0.31)
Net earnings (loss) per common share in accordance with U.S. GAAP (in dollars)
Basic	0.01	0.01	(0.31)
Diluted	0.01	0.01	(0.31)

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting
Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005 (continued)
(In millions of Canadian dollars, unless otherwise noted)

(b)   Balance Sheet Adjustments

The following table presents the unaudited interim Consolidated balance sheets under Canadian GAAP and U.S. GAAP:

	June 30, 2005		June 30, 2005		December 31, 2004
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	Unaudited	Unaudited	Unaudited	Unaudited
	US$	US$	$	$	$	$
Assets
Current assets
Cash and cash equivalents	57	48	70	59	52	45
Receivables	216	148	265	182	233	152
Inventories	649	582	796	714	723	650
Prepaid expenses	19	15	23	18	12	10
Income and other taxes receivable	15	15	18	18	17	17
Future income taxes	69	69	84	84	87	87

	1,025	877	1,256	1,075	1,124	961
Property, plant and equipment	3,364	3,108	4,123	3,809	4,215	3,895
Goodwill	68	87	84	107	84	108
Investments in joint ventures (7)	—	228	—	279	—	281
Other assets	245	206	300	253	265	243

	4,702	4,506	5,763	5,523	5,688	5,488

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	24	18	29	22	22	5
Trade and other payables	509	444	624	544	654	582
Income and other taxes payable	27	22	33	27	32	28
Long-term debt due within one year	1	—	2	—	8	7

	561	484	688	593	716	622
Long-term debt	1,768	1,614	2,167	1,978	2,026	1,850
Future income taxes	441	387	540	475	557	509
Other liabilities and deferred credits	268	224	328	275	343	282
Shareholders’ equity
Preferred shares	30	30	37	37	39	39
Common shares	1,452	1,452	1,780	1,780	1,775	1,775
Contributed surplus	10	10	12	12	10	10
Retained earnings	322	456	395	559	412	580
Accumulated foreign currency translation adjustments	(150)	—	(184)	—	(190)	-
Accumulated other comprehensive income	—	(151)	—	(186)	—	(179)

	1,664	1,797	2,040	2,202	2,046	2,225

	4,702	4,506	5,763	5,523	5,688	5,488

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting
Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005 (continued)
(In millions of Canadian dollars, unless otherwise noted)

(c)   Differences between Canadian GAAP and U.S. GAAP

Significant differences between Canadian and U.S. GAAP are described below.

(1)   Pension plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.

Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income,” net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.

(2)   Other employee future benefit plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

(3)   Revenue stream hedge

In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, the Corporation elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, these U.S. dollar denominated long-term debt are no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.

(4)   Foreign currency hedging contracts

On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”

(5)   Commodity hedging contracts

On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the commodity contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

Under Canadian GAAP, these commodity contracts are not designated for hedge accounting, except for the bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005 (continued)

(In millions of Canadian dollars, unless otherwise noted)

(c)   Differences between Canadian and U.S. GAAP (continued)

(6)   Interest rate swap contracts

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings.

In 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $40 million (US$26 million).

Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these swaps.

For the six months ended June 30, 2005, the amortization of the net deferred gain and related interest was $6 million under Canadian GAAP and nil under U.S. GAAP (2004 – $6 million and nil, respectively).

(7)   Joint ventures

Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings” or “Shareholders’ equity.”

Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.

(8)   Acquisition of E.B. Eddy

The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.

(9)   Formation of Norampac

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.

(10)   Losses (gains) from discontinued operations

On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure in 2002 of the
St. Catharines, Ontario, paper mill and in 2003 of the wood products remanufacturing facility in Daveluyville, Quebec, and the hardwood lumber operations in Sault Ste. Marie, Ontario, qualify as discontinued operations. Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. The recommendations harmonize Canadian GAAP with U.S. GAAP.

(11)   Investment tax credits

Under U.S. GAAP, the income tax expense has been reduced for the six months ended June 30, 2005 by $2 million (2004 – $2 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005 (continued)

(In millions of Canadian dollars, unless otherwise noted)

(c)   Differences between Canadian and U.S. GAAP (continued)

(12)   Long-term debt discount

Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

(13)   Foreign currency translation adjustments

Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exist but apply to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”

(14)   Comprehensive income

U.S. GAAP requires the disclosure of “Comprehensive income” (section d) – ii)). The concept of comprehensive income exist under Canadian GAAP, but apply to fiscal years beginning on or after October 1, 2006.

(15)   Consolidated statement of cash flows

Under U.S. GAAP, the unaudited interim Consolidated statement of cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.

(d)   Supplementary disclosures

(i)   Inventories

Inventories under U.S. GAAP are comprised of the following:

	June 30	June 30	December 31
	2005	2005	2004
	Unaudited	Unaudited
	US$	$	$
Work in process and finished goods	341	418	367
Raw materials	123	151	136
Operating and maintenance supplies	118	145	147

	582	714	650

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2005 (continued)

(In millions of Canadian dollars, unless otherwise noted)

(d) Supplementary disclosures (continued)

(ii)   Comprehensive income and accumulated other comprehensive income

Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information would be as follows:

	Six months ended June 30
	2005	2005	2004
	Unaudited	Unaudited	Unaudited
	US$	$	$
Comprehensive income
Net earnings (loss) in accordance with U.S. GAAP	3	4	(69)
Other comprehensive income
Unrealized gains and losses on commodity hedging contracts, net of income taxes of $1 million (2004 - nil)	2	2	—
Unrealized gains and losses on foreign currency hedging contracts, net of income taxes recovery of $5 million (2004 - expense of $1 million)	(12)	(15)	2
Foreign currency translation adjustments	5	6	32

Comprehensive income	(2)	(3)	(35)

	June 30	June 30	December 31
	2005	2005	2004
	Unaudited	Unaudited
	US$	$	$
Accumulated other comprehensive income
Additional minimum liability of defined benefit pension plans	(12)	(15)	(15)
Unrealized gains on commodity hedging contracts	2	2	—
Unrealized gains on foreign currency hedging contracts	9	11	26
Foreign currency translation adjustments	(150)	(184)	(190)

Accumulated other comprehensive income	(151)	(186)	(179)

(iii)   Impact of accounting pronouncements not yet implemented

Inventory costs

In November 2004, FASB issued Statement 151 “Inventory Costs” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Statement 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period in which it is incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Domtar does not expect this standard to have a significant impact on the results of operations and financial position.